SANGOMA TECHNOLOGIES CORPORATION
(the “Company”)
Annual General and Special Meeting of Shareholders
Held on December 16, 2025
REPORT OF VOTING RESULTS
Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report describes the matters decided at the 2025 Annual General and Special Meeting of Shareholders of the Company held virtually on December 16, 2025. All matters voted upon at the Annual General and Special Meeting of Shareholders of the Company were voted upon by proxy or virtually at the meeting. Full details of the matters are set out in the Company’s management information circular dated November 5, 2025 (the “Circular”), which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
1.ELECTION OF DIRECTORS
Each of the following individuals were elected as directors of the Company for a term expiring at the conclusion of the next annual meeting of shareholders of the Company, or until their successors are elected or appointed. The voting results were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Allan Brett	19,628,628	99.73	53,736	0.27
Al Guarino	19,628,571	99.73	53,739	0.27
Marc Lederman	19,388,295	98.51	294,069	1.49
Giovanna Moretti	19,628,071	99.72	54,293	0.28
Charles Salameh	19,628,963	99.73	53,402	0.27
April Walker	19,625,679	99.71	56,685	0.29
Norman A. Worthington, III	19,619,187	99.68	63,177	0.32

2.APPOINTMENT OF AUDITOR
KPMG LLP was appointed as the auditor of the Company until the next annual meeting of the shareholders of the Company or until its successor is appointed and the directors of the Company were authorized to fix the remuneration of such auditor. The voting results were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
20,883,136	97.94	438,358	2.06

3.APPROVAL OF THE AMENDED AND RESTATED OMNIBUS EQUITY PLAN
The ordinary resolution, as fully described in the Circular, to approve the Amended and Restated Omnibus Equity Plan, was approved. The voting results were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
18,703,495	95.03	978,870	4.97

Dated this 16th day of December, 2025.
SANGOMA TECHNOLOGIES CORPORATION
By:    “Samantha Reburn”
    Name: Samantha Reburn
    Title: Chief Legal & Administrative Officer